FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 8, 2022

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2022	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

32


EARNINGS RELEASE
1Q23
brasilagro

EARNINGS RELEASE 1Q23

São Paulo, November 08, 2022 – BrasilAgro (B3: AGRO3) (NYSE: LND), announces its consolidated results for **quarter ended September 30, 2022 ("1Q23").** The consolidated information is prepared according to International Financial Reporting Standards (IFRS).

Main Figures

- Net Revenue totaled **R$299.8** million (-21%) in 1Q23;
- Adjusted EBITDA totaled **R$107.1** million (-52%), with an EBITDA margin of 34% (-10 p.p.) in 1Q23;
- Net Income of **R$42.0** million (-61%), with a net margin of 13% in 1Q23;
- Distribution of **R$320.0** million in additional dividends (R$3.24 per share).

(R$ thousand)	1Q23	1Q22	Change
Revenues from Operations	298.324	378.086	-21%
Revenues from Farm Sales	1.481	-	n.a.
Net Sales Revenue	**299.805**	**378.086**	**-21%**
Net Revenue from Operations	15.721	137.075	-89%
Net Revenue from Farm Sales	1.481	-	n.a.
Net Revenue[1]	**315.526**	**515.161**	**-39%**
Adjusted EBITDA from Operations	**106.241**	**223.931**	**-53%**
Adjusted EBITDA Margin from Operations (%)	*36%*	*59%*	-24 p.p.
Adjusted EBITDA[2]	**107.143**	**223.931**	-52%
Adjusted EBITDA Margin (%)	*34,0%*	*43,5%*	-10 p.p.
Net Income	**41.100**	**107.871**	**-62%**
Margem Líquida Operacional (%)	*13,8%*	*28,5%*	15 p.p.
Net Income	**42.002**	**107.871**	**-61%**
Net Income Margin (%)	*13,3%*	*20,9%*	-8 p.p.

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

Videoconference

November 09, 2022

2p.m. (Brasília time)
12p.m. (EST)

Portuguese
(simultaneous translation into English)

Click here to participate

MESSAGE FROM MANAGEMENT

We initiated the 2022/2023 crop year with a Net Income of R$42.0 million, with a net margin of 13%, and Adjusted EBITDA of R$107.1 million, with a net margin of 32%, which was a reflection on our Net Revenue of R$299.8 million.

The decrease in Net Revenue compared to the same period last year is a reflection of the drop in soybean sales volume, explained by the sales strategy adopted by the Company due to commodity prices and the decrease in revenue from sugarcane, as a result of the drop in Consecana, from 1.3242 to 0.9465 in 1Q23.

Last harvest we anticipated the sale of soybeans, because of that we had 68% more of this grain traded in the same period. This difference in the company's marketing strategy, adding the decrease in the price of sugarcane ATR per Kg, impacted the numbers compare to the last year.

The macroeconomic scenario continues turbulent, with new offensives in the conflict between Russia and Ukraine, rising interest rates, increased global inflation, and risks of a slowdown in the global economy. Agribusiness was impacted by the instability in commodity and input prices, which has compressed producer margins.

In this context, the Company's strategy of anticipating the purchase of inputs proved to be correct. As we foresee a logistical bottleneck, we anticipated the receipt of fertilizers and 84% of the purchased products are already available at the farms. With the anticipated purchase of inputs, we advanced our hedging positions, locking margins above our historical average.

Our operation's cultivated areas for the 22/23 harvest year, even with a reduction in the areas sold, had an organic growth of 2%, reflecting the absorption of transformed areas and the new leased areas in the portfolio.

Until the end of this reporting period, we had planted 38% of the soybean crop, within the optimal planting window. Weather forecasts remain optimistic, with improved rainfall forecast compared to the previous crop year, and a lower risk of long summer periods, which is a strong characteristic during the La Niña years (climate event).

Additionally, we already delivered 1.7 million tons of sugarcane from the 2022 harvest and, by the end of this harvest, we expect to have delivered another 200 million tons, totaling 1.9 million tons harvested, below what we initially disclosed. Sugarcane productivity in Maranhão was affected by fires in an important area of the farm.

On October 27, the Company's Shareholders' Meeting approved the dividend distribution of R$320.0 million, equivalent to R$3.24 per share, generating dividend yield of 10% and fulfilling our commitment to

delivering return to our shareholders. A total of R$520.0 million was distributed in dividends in 2022.

On the real estate side, today we announced the first sale of an area in Paraguay, with an important IRR (Internal Rate of Return) valuation expected in dollars of 27.9% (42.2% in Reais).

We continue to play a leading role in the search for new opportunities for growth and value creation.

REAL ESTATE PERFORMANCE

Farm Acquisition

FAZENDA PANAMBY: On September 15, we announced the acquisition of Fazenda Panamby, a rural property located in the municipality of Querência, state of Mato Grosso. The property has an arable area of 5.4 thousand hectares (total area of 10.8 thousand hectares), of which 80% are suitable for second crop.

The farm has clay and rainfall levels and altitude that allow cultivation of grains and cotton and is located less than 100 km from paved roads. The farm is in the eastern region of the state of Mato Grosso, which is characterized by the high growth of agricultural areas in the country, with the advancement of agriculture in pasture areas.

The acquisition value is R$285.6 million (302 soybean bags per arable hectare), which will be paid in two installments, a down payment and an annual installment.

Subsequent Event

FAZENDA MOROTÍ: On November 8, we announced the sale of 863 hectares (498 arable hectares) of Fazenda Morotí, a property located in Paraguay.

The face value of the sale was US$1.5 million (~U$1.7 thousand/ha). The buyer made an initial payment in the amount of US$748,500. The remaining balance will be paid in three equal annual installments.

Morotí Farm was acquired in December 2013 and had a total area of 59,585 hectares (34,053 useful hectares), located in the state of Boquerón, in the western region of Paraguay (Chaco Paraguay region).

The property was acquired for US$18.7 million (~US$314/ha), representing a gain of over US$1,400/ha. From an accounting point of view, the value of this farm area on the company's books is US$853 thousand (acquisition value + capital gain + investments net of depreciation) and has an expected IRR (Internal Rate of Return) in dollars of 27.9% (42.2% in reais).

Property Portfolio

The Company's property portfolio comprises 286,256 hectares across six Brazilian states, Paraguay, and Bolivia.

	21/22	Participation (%)	22/23	Participation (%)
Owned	215.255	81%	226.099	79%
Leased	51.747	19%	60.157	21%
Total area	**267.002**	**100%**	**286.256**	**100%**
Owned	143.355	74%	148.871	71%
Leased	51.387	26%	60.157	29%
Arable area	**194.742**	**100%**	**209.028**	**100%**

Following, we present the geographic diversification of the current portfolio by land ownership:

LOCATION	TOTAL AREA (ha)		ARABLE AREA (ha)	
	Owned	Leasing	Owned	Leasing
Brasil	**145.795**	**59.092**	**101.514**	**59.092**
Bahia	92.614	-	65.767	-
Goiás	5.534	-	4.051	-
Maranhão	17.566	15.000	10.137	15.000
Mato Grosso	12.224	30.623	6.188	30.623
Minas Gerais	24.212	-	17.846	-
Piauí	4.489	13.469	2.904	13.469
Bolivia	**9.875**	**1.065**	**7.925**	**1.065**
Paraguay	**59.585**	**-**	**34.053**	**-**
Total	**226.099**	**60.157**	**148.871**	**60.157**
Grand Total	**286.256**		**209.028**	

The Company incorporated a new leased area (Parceria IX farm) of 6,070 hectares, located in the city of Comodoro, state of Mato Grosso. In addition, we incorporated an area of 10,844 hectares (5,379 hectares of usable area), referring to the acquisition of Fazenda Panamby, announced in September.

The current mix of the production area, which includes owned and leased land, allows greater portfolio management flexibility and reduces operating cash flow volatility.

OPERATIONAL PERFORMANCE

The table below shows the estimated growing area per region in the 2022/2023 harvest year.

LOCAL	Ratoon Cane	Plant Cane	Soybeans	Corn	Corn 2nd Crop	Beans	Pature	Cotton	Cotton 2nd Crop	Others	Total
Brasil	-	-	-	-	-	-	-	-	-	-	142.433
Bahia	-	-	18.278	-	-	1.799	10.338	3.265	490	20.184	54.354
Goiás	1.680	561	2.057	-	710	-	-	-	-	-	5.009
Maranhão	15.800	1.340	5.525	1.699	1.090	-	-	-	-	-	25.454
Mato Grosso	5.611	686	17.464	-	10.799	-	2.925	-	2.028	1.000	40.513
Minas Gerais	-	-	-	-	-	-	-	-	-	-	-
Piauí	-	-	12.796	3.347	960	-	-	-	-	-	17.103
Bolívia	2.439	496	7.755	460	-	-	-	-		1.942	13.093
Paraguai	-	-	4.264	2.138	-	-	2.762	2.495		4.901	16.559
Total	**25.530**	**3.083**	**68.140**	**7.644**	**13.559**	**1.799**	**16.025**	**5.760**	**2.518**	**28.026**	**172.085**

Production Area by Crop (ha)



21/22 Harvest
(realized)
168.925
hectares
37%
16%
3%
17%
7%
3%
17%
22/23 Harvest
(estimated)
172.085
hectares
40%
12%
1%
17%
9%
5%
16%
Soybean
Corn and Corn 2nd Crop
Bean 2nd Crop
Sugarcane
Pasture
Cotton
Other

Production Area by Property (ha)



21/22 Harvest
(realized)
168.925
hectares
50%
11%
39%
22/23 Harvest
(estimated)
172.085
hectares
54%
10%
36%
Operated by BrasilAgro
Leased to third parties
Leased area

OPERATING SITUATION

Planting and harvesting schedule of operations.



1Q 2Q 3Q 4Q 1Q 2Q 3Q
Jul Ago Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Ago Sep Oct Nov Dec Jan Feb Mar
Soybean
Corn
Corn 2nd Crop
Beans
Cotton
Cotton 2nd Crop
Sugracane
Planting
Cultural Traits
Crop
Legend:
Planting
Cultural Traits
Crop

Grains and Cotton

Production per product (tons)	20/21 Harvest Realized	21/22 Harvest Estimated	Change (%)	21/22 Harvest Projected	Change (%)
Soybean	196.689	218.609	11%	220.520	1%
Corn	61.587	54.637	-11%	49.715	-9%
Corn - 2nd Crop	84.614	81.454	-4%	82.903	2%
Beans	3.095	2.817	-9%	1.943	-31%
Beans - 2nd Crop	2.338	0	n.a.	0	n.a.
Cotton	6.715	18.403	174%	18.330	0%
Cotton - 2nd Crop	1.739	13.034	n.a.	12.425	-5%
Total	**356.776**	**388.954**	**9%**	**385.836**	**-1%**

Untill today, we have planted 38% of soybeans. By the end of November, planting of corn, cotton and beans will begin.

Sugarcane

Unlike other crops, the sugarcane harvest comprises the months from April to December. Until September 30, 2022, a total of 1,7 thousand tons of sugarcane was harvested, corresponding to a TCH (harvest tons per hectare) of 80.95.

Sugarcane Harvest Year Result	2021 Harvest Realized (Apr/01 to Dec/31)	2022 Harvest Estimated (Apr/01 to Dec/31)	Change (%)	2022 Harvest Realized (Apr/01 to Sep/30)	Change (%)
Tons harvested	2.227.327	2.116.890	-5,0%	1.715.444	-19%
Hectares harvested	26.608	25.217	-5,2%	21.191	-16%
TCH - Harvest tons per hectares	83,80	83,95	0,2%	80,95	-4%

In July, we had a fire that affected a large part of our sugarcane plantation at Fazenda São José. As a result, the estimated amount of sugarcane production for this harvest should fall by approximately 8%.

Below sugarcane harvest status. By the end of this month, we should finish harvesting the crop.


Sugarcane
84%
25.217
Hectares
81%
2.116,8
Toneladas
Planting

Livestock

Cattle Raising	20/21 Harvest Realized	21/22 Harvest Estimated	Change (%)	21/22 Harvest Realized	Change (%)
Hectares	11.323	16.025	42%	15.751	-2%
Number of heads	21.168	20.577	-3%	18.948	-8%
Meat production (kg)	1.949.812	2.791.213	43%	295.405	-89%
Weight Gain per Day	0,63	0,61	-3%	0,35	-44%
Weight Gain per hectare	172,20	174,00	1%	19,0	-89%

For the Company, cattle raising is a transitory activity aimed at transforming the area. We have 18,900 head of cattle over 15,751 hectares of active pasture in Brazil and Paraguay.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented under International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and adjusted EBITDA

EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation, and amortization.

Adjusted EBITDA was calculated by excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas, and depreciation of the permanent crop.

EBITDA (R$ thousand)	1Q23	1Q22	Change
Net Income	**42.002**	**107.871**	**-61%**
Interest	-49.458	-13.222	274%
Taxes	20.246	28.874	-30%
Depreciations and amortizations	25.339	47.433	-47%
EBITDA	**38.129**	**170.956**	**-78%**

Adjusted EBITDA (R$ thousand)	1Q23	1Q22	Change
Net Income	**42.002**	**107.871**	**-61%**
Interest	-49.458	-13.222	274%
Taxes	20.246	28.874	-30%
Depreciations and Amortizations	25.339	47.433	-47%
Equity pick-up	0	38	-100%
Other operating income/expenses, net	-3.853	319	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	-18.299	-145.840	-87%
(+) Fair Value Realization - Biological Assets	86.577	196.269	-56%
Derivatives Results	4.589	2.189	110%
Adjusted EBITDA	**107.143**	**223.931**	**-52%**

Operations EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	1Q23	1Q22	Change
Net Income	**41.100**	**107.871**	**-62%**
Interest	(49.458)	(13.222)	274%
Taxes	20.246	28.874	-30%
Depreciations and amortizations	25.339	47.433	-47%
EBITDA	**37.227**	**170.956**	**-78%**

Adjusted EBITDA (R$ thousand)	1Q23	1Q22	Change
Net Income	**41.100**	**107.871**	**-62%**
Interest	(49.458)	(13.222)	274%
Taxes	20.246	28.874	-30%
Depreciations and Amortizations	25.339	47.433	-47%
Equity pick-up	-	38	-100%
Other operating income/expenses, net	(3.853)	319	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(18.299)	(145.840)	-87%
(+) Fair Value Realization - Biological Assets	86.577	196.269	-56%
Derivatives Results	4.589	2.189	110%
Adjusted EBITDA	**106.241**	**223.931**	**-53%**

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	1Q23	1Q22	Change
Total	**299.805**	**378.086**	**-21%**
Farms Sale	1.481	-	n.a.
Soybean	56.871	136.001	-58%
Corn	61.711	32.322	91%
Bean	318	4.778	-93%
Feather Cotton	12.734	7.700	65%
Seed Cotton	1.028	1.215	-15%
Sugarcane	152.353	177.125	-14%
Cattle Raising	5.437	13.313	-59%
Leasing	7.860	4.217	86%
Services	80	-	n.a.
Others	(68)	1.415	n.a.

SALE OF FARMS

Farm Sales (R$ thousand)	1Q23	1Q22	Change
Nominal Value of Sale	1.999	-	n.a.
Present Value Adjustment	(518)	-	n.a.
Revenue from Farms Sale	**1.481**	**-**	**n.a.**
Sales Taxes	-	-	n.a.
Selling Costs	(579)	-	n.a.
Farm Sale Gain	**902**	**-**	**n.a.**

In 1Q23, we recorded R$902 million from the sale of farms, referring to a sale with conditions precedent for delivery at Rio do Meio Farm, and the effect of the

variable consideration. Additional hectares are being accounted for upon delivery only.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	1Q23	1Q22	Change
Total	**298.324**	**378.086**	**-21%**
Soybean	56.871	136.001	-58%
Corn	61.711	32.322	91%
Beans	318	4.778	-93%
Feather Cotton	12.734	7.700	65%
Seed Cotton	1.028	1.215	-15%
Sugarcane	152.353	177.125	-14%
Cattle Raising	5.437	13.313	-59%
Leasing	7.860	4.217	86%
Services	80	-	n.a.
Others	(68)	1.415	n.a.

Quantity sold (tons)	1Q23	1Q22	Change
Total	**1.039.713**	**1.069.384**	**-3%**
Soybean	19.718	60.873	-68%
Corn	61.691	47.459	30%
Beans	146	1.588	-91%
Feather Cotton	1.300	843	54%
Seed Cotton	838	795	5%
Sugarcane	955.224	955.175	0%
Cattle Raising	532	1.203	-56%
Others	264	1.448	-82%

In 1Q23, net revenue from operations totaled R$298.3 million, down 21% from 1Q22, due to the drop in soybean sales volume, explained by the sales strategy adopted by the Company due to commodity prices and the decrease in revenue from sugarcane, as a result of the drop in Consecana, from 1.3242 to 0.9465 in 1Q23.

GAINS AND LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn	Sugarcane	Cattle Raising	Others	Gain / Loss 09/30/22
Gains and losses in agricultural products	(1.323)	6.940	64.401	(8.386)	444	56.159
Gains and losses in biological assets	6.983	(10.868)	(33.245)	-	(731)	(37.860)
Change in fair value of biological assets and agricultural products	**5.660**	**(3.928)**	**31.157**	**(8.386)**	**375**	**18.299**

Gains and losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing, and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest, taking into account the market price for the corresponding distribution channel of each farm.

Agricultural Products	Soybean	Corn	Sugarcane	Cattle Raising	Others	Gain / Loss 09/30/22
Area (hectares)	-	13.138	13.738	14.248	1.557	44.866
Production (Tons or Meat Kgs)	-	60.837	1.061.216	289	794	1.127.798
Yield (Ton./ha) (Kg/Head)	-	4,63	77,25	0,02	0,51	25,13
Livestock - head of cattle	-	-	-	19.041	-	19.041
Production fair value (R$ thousand)	(1.918)	61.761	169.446	(3.540)	6.270	243.593
Production Cost (R$ thousand)	595	(54.821)	(105.045)	(4.845)	(5.164)	(187.434)
Gain and losses in agricultural products (R$ thousand)	**(1.323)**	**6.940**	**64.401**	**(8.386)**	**1.106**	**56.159**

Gains and losses of biological assets

Biological Assets	Soybean	Corn	Sugarcane	Others	Gain / Loss 09/30/22
Area (hectares)	4.789	921	24.186	-	29.896
Production (Tons)	11.728	6.532	2.033.145	-	2.051.406
Yield (Ton./ha)	2,45	7,09	84,06	-	68,62
Biological Assets (R$ thousand)	**6.983**	**(10.868)**	**(33.245)**	**(731)**	**(37.860)**

Biological assets consist of agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, considering the best estimates in relation to productivity, sales prices, selling expenses, direct and indirect costs and leasing.

NET IMPAIRMENT

A provision to adjust inventories at the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

PRODUCTION COST

21/22 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**68%**	**80%**	**100%**	**76%**	**87%**	**66%**	**44%**
Seeds	9%	14%	17%	10%	11%	0%	0%
Fertilizers	22%	37%	51%	18%	33%	14%	0%
Defensives	17%	13%	13%	24%	22%	7%	0%
Agricultural services	15%	12%	15%	17%	15%	33%	0%
Fuels and Lubricants	4%	3%	4%	5%	3%	12%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	8%
Animal Feed	0%	0%	0%	0%	0%	0%	29%
Others	2%	1%	0%	2%	3%	0%	7%
Fixed costs	**32%**	**20%**	**0%**	**24%**	**13%**	**34%**	**56%**
Labor	7%	8%	0%	8%	3%	3%	34%
Depreciation and amortization	24%	12%	0%	15%	4%	26%	14%
Leasing	0%	0%	0%	0%	0%	0%	0%
Others	1%	0%	0%	0%	5%	5%	8%

(R$ / ha)	21/22 Harvest Realized (A)	21/22 Harvest Estimated (B)	22/23 Harvest Projected (C)	Change (%) B/A	Change (%) C/B
Soybean[1]	4.933	5.948	5.916	21%	-1%
Corn[1]	4.733	5.693	5.907	20%	4%
Corn 2nd Crop	4.635	4.608	4.589	-1%	0%
Beans	3.017	3.257	3.257	8%	0%
Cotton	9.452	9.618	9.632	2%	0%
Cotton 2nd Crop	12.942	12.977	12.956	0%	n.a.
Sugarcane [2]	9.088	10.362	10.273	14%	-1%
Others [3]	1.502	579	579	-61%	n.a.

(1) includes area opening amortization
(2) sugarcane cost not included leasing costs
(3) Others: wheat, sesame, quinoa

COST OF GOODS SOLD

(R thousand)	1Q23	1Q22	Change
Cost of Goods Sold	**(194.373)**	**(185.910)**	**5%**
Soybean	(35.781)	(70.672)	-49%
Corn	(43.635)	(24.610)	77%
Bean	(1.392)	(2.875)	-52%
Feather Cotton	(13.390)	(5.232)	156%
Seed Cotton	(739)	(787)	-6%
Sugarcane	(90.426)	(64.481)	40%
Cattle Raising	(6.081)	(11.646)	-48%
Leasing	(449)	(3.113)	-86%
Services	(2.319)	-	n.a.
Others	(161)	(2.494)	-94%

(R thousand)	1Q23	1Q22	Change
Realization of the Fair Value of Biological Assets	**(86.577)**	**(196.268)**	**-56%**
Soybean	(17.771)	(88.420)	-80%
Corn	(14.728)	(10.998)	34%
Bean	(30)	(7.006)	-100%
Feather Cotton	531	(3.897)	n.a.
Seed Cotton	5	(599)	n.a.
Sugarcane	(54.782)	(85.400)	-36%
Others	198	52	281%

(R thousand)	1Q23	1Q22	Change
Total Cost of Goods Sold	**(280.950)**	**(382.179)**	**-26%**
Soybean	(53.552)	(159.092)	-66%
Corn	(58.363)	(35.608)	64%
Bean	(1.422)	(9.881)	-86%
Feather Cotton	(12.859)	(9.130)	41%
Seed Cotton	(734)	(1.386)	-47%
Sugarcane	(145.208)	(149.881)	-3%
Cattle Raising	(6.081)	(11.646)	-48%
Services	(2.319)	-	n.a.
Leasing	(449)	(3.113)	-86%
Others	37	(2.442)	n.a.

Due to adjustments to the fair value of agricultural products, the YoY changes in unit costs are directly related to the market price of the commodities at the time of harvest for the calculation of Total COGS.

The 5% increase in costs compared to 1Q22 can be explained by the rise in unit cost, by approximately 40%, due to higher fertilizer and fuel prices.

It is worth remembering that the seasonality of the business was not reflected in the quarter, given the low volume in relation to the previous year.

SELLING EXPENSES

(R$ thousand)	1Q23	1Q22	Change
Selling expenses	**(7.506)**	**(4.311)**	**74%**
Freight	(3.666)	(3.798)	-3%
Storage and Processing	(3.795)	(475)	699%
Provision for doubtful accounts	-	39	-100%
Others	(45)	(77)	-42%

The increase in selling expenses, by 74% over the previous year, reflects the increase in the storage and processing line due to the Company's commercial strategy to postpone the sale of agricultural products and the need for storage, and the increase in freight expenses, by approximately 29%.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	1Q23	1Q22	Change
General and Administrative Expenses	**(14.334)**	**(13.776)**	**4%**
Depreciation and Amortization	(305)	(284)	7%
Personnel expenses	(9.086)	(8.247)	10%
Expenses with services providers	(973)	(1.975)	-51%
Leases and Rents	(141)	(254)	-45%
Impostos e taxas	(2.319)	(1.304)	78%
Despesas com Viagens	(69)	(194)	-65%
Despesas com softwares	(620)	(265)	134%
Others expenses	(822)	(1.252)	-34%

General and administrative expenses increased by 4% over the previous year, as a result of:

(i) a growth in the Personnel Expenses line, explained by (a) bonus payments related to the Company's good results; (b) increase in provisions for the share-based incentive plan, adjusted according to the targets achieved;
(ii) growth in taxes and fees, explained by the increase in VTN (Valores de Terra Nua) amounts of the municipalities, which is used as a parameter on the Rural Territorial Property tax statement.

These increases were more than offset by the drop in service expenses in the other expenses line.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	1Q23	1Q22	Change
Other operating income/expenses	**633**	**8.667**	**-93%**
Gain/Loss on sale of fixed assets	(152)	412	n.a.
Provisions for lawsuits	192	(19)	n.a.
Agricultural insurance compensation	-	8.708	-100%
Contractual losses	(2.586)	-	n.a.
Expenses from Agrifirma's Acquisition	(2.228)	-	n.a.
Earnings with Indemnities	930	-	n.a.
Subscription bonus	3.853	(319)	n.a.
Others	624	(115)	n.a.

Other operating income and expenses were impacted in 1Q23, mainly due to:

(i) for the agricultural insurance indemnity income related to the 20/21 crop failure in Paraguay;
(ii) expenses related to commissions on recent leases;
(iii) losses of sugarcane in Bolivia (ratoon cane) due to drought, and;
(iv) impact in the Subscription warrants line due to the variation and value of subscription warrants issued with the context of the absorption of Agrifirma and the variation of the Company's share prices.

It is worth noting that, under the transaction, the subscription warrants collateralize the 2-year lockup period, considering the particularities of one of Agrifirma's shareholders, and are not a premium or advantage for any new shareholders.

FINANCIAL RESULT

(R$ thousand)	1Q23	1Q22	Change
Total	**49.458**	**13.222**	**274%**
Interest (i)	(6.929)	(15.368)	-55%
Monetary variation (ii)	(116)	(38)	205%
Exchange vartiation (ii)	2.161	2.146	1%
Present value adjustment (iii)	18.673	34.521	-46%
Derivative operations results (iv)	21.418	(20.780)	n.a.
Other financial income / expenses (v)	14.251	12.741	12%

The consolidated financial result is composed of (i) interest on financing; (ii) FX variation on offshore accounts; (iii) present value of receivables due to the sale of Araucária, Alto Taquari, Jatobá and Rio do Meio farms, fixed in bags of soybean, and sugarcane leased areas; (iv) result of hedge operations; and (v) bank expenses and charges, and income from investments of cash and cash equivalents.

The increase in the interest line reflects the rise in the Selic rates and inflation, directly impacting the Company's debt, which is indexed as follows: (i) 34% to inflation; (ii) 50% to the CDI and; (iii) 26% to fixed rates.

The restatement of fair value, in the amount of R$14.2 million in 2022, shows the variation in the amount to be received from the sales of the Araucária, Jatobá, Alto Taquari and Rio do Melo farms, fixed in soybean bags, and the variation of Consecana's price in the lease agreement for the Parceria IV farm.

The result from derivatives reflects mainly commodities hedge and U.S. dollar FX operations, aiming to reduce the volatility of the Company's exposure, since our revenues, inventories, biological assets and farm receivables have a positive correlation with commodities prices and the U.S. dollar.

DERIVATIVE TRANSACTIONS

HEDGE POSITION ON NOVEMBER 07, 2022

Harvest	Soybean			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
22/23	105.087 ton	59,22%	14,3	USD 42.500	49,45%	5,57
Farmland sales receivables - 2023/2024	42.182 ton	34,00%	12,9	USD 24.413	40,00%	5,9

* Farmland sales receivables

(1) % of the volume of soybean locked in tons.

(2) % of estimated revenue in USD.

Harvest	Corn			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
21/22	118.600 ton	91,00%	63,53	-	-	-
22/23	22.275 ton	20,00%	60,29	-	-	-

(1) % of the volume of soybean locked in tons.

(2) % of estimated revenue in USD.

Harvest	Cotton			FX		
	Volume	% of hedge[1]	Price (¢/lb)	Volume (thousand)	% of hedge[2]	BRL/USD
22/23	1.977 ton	20,90%	88,98	USD 8.325	45,94%	5,72

(1) % of the volume of soybean locked in tons.

(2) % of estimated revenue in USD.

Harvest	Ethanol			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge	BRL/USD
21/22	4.350 m^3	4,00%	1953,00	-	-	-
22/23	41.580 m^3	45,41%	3209,00	-	-	-

(1) % of the volume of ethanol locked in m^3.

Statement of financial position

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	09/30/2022	06/30/2022	Change
Cash and Cash equivalents	**435.841**	**435.493**	**0%**
Cash and Banks	49.471	38.492	29%
Bank deposit certificates	304.704	303.444	0%
National Treasury Bills	81.666	93.557	-13%
Marketable securities	**12.416**	**19.580**	**-37%**
Restricted financial investments	6.758	14.059	-52%
Bank deposit certificates	5.658	5.521	2%
Total	**448.257**	**455.073**	**-1%**

INDEBTEDNESS

(R$ thousand)	09/30/2022	06/30/2022	Change
Short Term	84.862	123.411	-31%
Long Term	312.802	329.630	-5%
Total Indebtedness	**397.664**	**453.041**	**-12%**
(+/-) Derivatives	**38.652**	**24.421**	**58%**
(=) Adjusted Gross Debt	436.316	477.462	-9%
(-) Cash and cash equivalents	448.257	455.073	-1%
(=) Adjusted Net Debt	(11.941)	22.389	n.a.
Adjusted EBITDA	**76.725**	**748.128**	**-90%**
Adjusted Net Debt / Adjusted EBITDA	**(0,16x)**	**0,03x**	**n.a.**
Adjusted Net Debt / NAV	**-0,3%**	**0,5%**	**n.a.**

The average cost of debt is 93.04% of the CDI rate.

CUSTOMERS

(R$ thousand)	09/30/2022	06/30/2022	Change
Sugarcane Sales	63.993	43.297	48%
Grains Sales	63.391	127.875	-50%
Cattle Raising Sales	16	491	-97%
Leases and Rents	3.933	11.969	-67%
Machinery Sales	2.129	2.406	-12%
Farm Sales	153.381	183.342	-16%
	286.843	**369.380**	**-22%**
Provision for doubtful accounts	(1.798)	(1.778)	1%
Current total	**285.045**	**367.602**	**-22%**
Farm Sales[1]	324.991	373.954	-13%
Non-current total	**324.991**	**373.954**	**-13%**

1 Does not include sale of Alto do Taquari that will be delivered in 2024

INVENTORY

(R$ thousand)	09/30/2022	06/30/2022	Change
Soybean	15.422	54.793	-72%
Corn	60.995	60.970	0%
Bean	6.848	8.773	-22%
Cotton	26.554	22.186	20%
Other crops	463	509	-9%
Agricultural Products	**110.282**	**147.231**	**-25%**
Supplies	231.643	142.668	62%
Total	**341.925**	**289.899**	**18%**

Biological livestock assets are measured at fair value and controlled based on two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued per head, while older animals are controlled per weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
Saldo em 30 de junho de 2022	**21.168**	**67.616**
Aquisição, Nascimentos | Gastos com aquisição	266	373
Gastos com manejo	-	4.846
Vendas	(2.299)	(5.983)
Mortes | Perdas com Mortes	(85)	(192)
Consumo	(9)	(34)
Variação Cambial	-	11
Variação no valor justo	-	(8.386)
Saldo em 30 de setembro de 2022	**19.041**	**58.251**

PROPERTIES FOR INVESTMENT

The Company's business strategy is based on the acquisition, development, operation, and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential to create value through the renovation of the asset and the development of profitable agricultural activities.

After the acquisition of our rural properties, we seek to implement higher value-added crops and renovate such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are stated at acquisition cost, which does not exceed its net realizable value, and recorded under "Non-Current Assets".

Investment properties are valued at historical cost plus investments in buildings, improvements, and clearing of areas, less accumulated depreciation, according to the same criteria described for property, plant and equipment.

(R$ thousand)	Acquisition value	Buildings and improveme	Area Opening	Constructio n in progress	Investment Properties
Initial Balance	741.380	72.371	133.324	57.305	1.004.380
In June 30, 2022					
Acquisitions	271.636	121	1.903	16.367	290.027
Reductions	(580)	-	-	-	(580)
Transfers	-	408	2.656	(3.064)	-
(-) Depreciation/ Amortization	-	(714)	(2.976)	-	(3.690)
Cumulative Translation Adjustment	8.799	753	1.734	434	11.720
In September 30, 2022	**1.021.235**	**72.939**	**136.641**	**71.042**	**1.301.857**

DEPRECIATION - AREA CLEARING

(R$ thousand)	1T23	1T22	Change
Maintenance	14.206	6.465	119,7%
Opening	8.720	7.898	10,4%
Total	**22.926**	**14.364**	**59,6%**

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Constructio n in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	188	29.038	28.983	2.377	-	67.545	128.131
In June 30, 2022							
Acquisitions	-	895	3.084	266	19	12.409	16.673
Reductions	-	(10)	(177)	(1)	-	(2.583)	(2.771)
Transfers	19	-	-	-	(19)	-	-
(-) Depreciation / Amortization	(33)	(756)	(636)	(93)	-	(12.351)	(13.869)
Cumulative Translation Adjustment	-	29	93	10	-	134	266
In September 30, 2022	**174**	**29.196**	**31.347**	**2.559**	**-**	**65.154**	**128.430**

ESG

The Company values the ethical and transparent conduct of its business and, therefore, carries out several actions, policies and procedures to guide what it expects in terms of behavior and practices of conduct.

With the objective of continuing to modernize and solidify its governance structure, in compliance with the best market practices, the Company approved, on September 1, the following policies and internal regulations:

- ✓ Related-party Transaction Policy;
- ✓ Indication Policy for members of the Board of Directors, Committees and Statutory Executives;
- ✓ Remuneration Policy for members of the Board of Directors, Committees and Statutory Executives;
- ✓ Internal Regulations of the Board of Directors;
- ✓ Internal Regulations of the Audit Committee; and
- ✓ Internal Regulations of the Compensation Committee.

The Company's Shareholders' Meeting approved the installation of the Fiscal Council and the amend of the Bylaws, in which it will include the creation of an Audit Committee, an advisory body to the Board of Directors responsible for supervising and ensuring the integrity of controls and procedures necessary for the disclosure of financial reports by the Company's management, aimed at protecting the interests of shareholders and other parties.

CAPITAL MARKET

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Stock performance

On November 8, 2022, BrasilAgro's shares (AGRO3) were traded at R$29.22, resulting in a market cap of R$3.0 billion, while its ADRs (LND) were traded at US$5.69.



AGRO3 x Ibovespa
(base 100 = 09/30/2022)
130
120
110
100
90
80
70
jan-22
fev-22
mar-22
abr-22
mai-22
jun-22
jul-22
ago-22
set-22
AGRO3

HIGHLIGHTS - AGRO3	1Q23	1Q22
Average Daily Traded Volume (R$)	15.477.016	17.984.531
Maximum (R$ per share)	27,89	28,28
Mininum (R$ per share)	20,04	23,26
Average (R$ per share)	23,70	25,94
Closing Quote (R$ per share)	29,22	27,69
Variation in the period (%)	6%	3%

AGRO B3 LISTED NM | LND LISTED NYSE

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Gustavo Javier Lopez
IRO and CFO

Ana Paula Zerbinati Ribeiro Gama
Head de RI

Deise Davanzo
IR Coordinator

Camila Vitória Stankevicius
IR Analyst

WEIGHTS AND MEASURES USED IN AGRIBUSINESS

Pesos e medidas usados na atividade agropecuária		
1 tonelada	1.000 kg	
1 quilo	2,20462 libras	
1 libra	0,45359 kg	
1 acre	0,1840 alqueire	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m^2	
1 alqueire	5,4363 acres	

Soja		
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Milho		
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Pecuária		
1 arroba (boi magro)	30 kg	
1 arroba	15 kg	

PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	13.276	10.208
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	1.380	809
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5.534	4.051
4	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	37.182	26.444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17.799	12.410
7	Partnership II[1]	Ribeiro Gonçalves / PI	nov/13	Grains	7.456	7.456
8	Morotí (Paraguay)	Boquerón	dec/13	Grains and Pasture	59.585	34.053
9	Partnership III[2]	Alto Taquari / MT	may/15	Sugarcane	5.128	5.128
10	Partnership IV[3]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15.000	15.000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.137
12	Partnership V[4]	Região do Xingu / MT	aug/18	Grains	19.425	19.425
13	Arrojadinho Farm[5]	Jaborandi / BA	jan/20	Grains	16.642	11.063
14	Rio do Meio Farm[6]	Correntina / BA	jan/20	Grains	7.715	5.642
15	Partnership VII[7]	Baixa Grande do Ribeiro / PI	may/20	Grains	6.013	6.013
16	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4.489	2.904
17	Acres del Sud	Santa Cruz	jan/22	Grains and Sugarcane	9.875	7.925
18	Partnership VIII[9] (Bolívia)	Santa Cruz	jan/22	Grain	1.065	1.065
19	Partnership IX[10]	Comodoro / MT	jul/22	Grains	6.070	6.070
20	Panamby Farm	Querência/MT	sep/22	Grains	10.844	5.379
	Total				**286.256**	**209.028**

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/21 until the 2024 harvest.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 12 years.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.
(9) Farm partnership on the farm for a crop.
(10) Farm partnership on the farm for up to 12 crops.

MARKET VALUE OF THE PORTFOLIO

We review the internal market value of our farms annually and, on June 30, 2022, the market value of our portfolio was R$3.3 billion.

The current value of the average arable hectare of the Company's own areas is R$15,317.2 9 (CAGR of 23% in the last 5 years).

The table below shows the market appraisals of the portfolio in the last years, conducted both internally and by Deloitte Touche Tohmatsu:



CAGR: 22,7%
6.778,4
7.942,3
8.696,9
14.667,1
15.371,2
1,3
1,5
1,5
1,6
1,9
3,3
3,4
0,5
3,3
17/18
18/19
19/20
20/21
21/22
Interna (R$ bi)
Deloitte (R$ bi)
R$/ha
Vendas de Fazendas

NET ASSET VALUE – NAV

(R$ thousand)	June 30,22	
	Book	NAV
BrasilAgro's Equity	**2.274.107**	**2.274.107**
Properties appraisal[1]		2.793.472
(-) Balance Sheet - Land Value (Investment Properties)		(1.301.857)
NAV - Net Asset Value	**2.274.107**	**3.765.722**
Number of Shares Outstanding	102.377	102.377
NAV per share	**22,21**	**36,78**

Market value of the properties considered in the calculation of the net value of assets is June 30, 2022. It should be noted that the value of the properties is given in bags of soybeans and the average price used in the evaluation was approximately R$132.00 per bag.

INCOME STATEMENT

(R$ thousand)	1Q23	1Q22	Change
Revenues from Farm Sales	1.481	-	n.a.
Revenues from grains	122.251	175.045	-30%
Revenues from cotton	13.813	9.070	52%
Revenues from sugarcane	152.615	177.222	-14%
Revenues from cattle raising	6.006	13.874	-57%
Revenues from farm leasing	9.571	5.955	61%
Other revenues	479	2.161	-78%
Deductions from gross revenue	(6.411)	(5.241)	22%
Net Sales Revenue	**299.805**	**378.086**	**-21%**
Change in fair value of biological assets and agricultural products	18.299	145.840	-87%
Impairment	(2.578)	(8.765)	-71%
Net Revenue	**315.526**	**515.161**	**-39%**
Cost of Farm Sale	(579)	-	n.a.
Cost of agricultural products sale	(280.950)	(382.179)	-26%
Gross Profit	**33.997**	**132.982**	**-74%**
Selling Expenses	**(7.506)**	**(4.311)**	**74%**
General and Administrative Expenses	**(14.334)**	**(13.777)**	**4%**
Depreciation and Amortization	305	284	7%
Personnel expenses	9.085	8.249	10%
Expenses with services providers	973	1.975	-51%
Leases and Rents	141	254	-44%
Others expenses	3.830	3.015	27%
Other operating income/expenses, net	**633**	**8.667**	**-93%**
Equity pick up	**-**	**(38)**	**-100%**
Financial result	**49.458**	**13.222**	**274%**
Financial income	205.690	185.658	11%
Interest on Financial Investments	15.622	13.576	15%
Interest on assets	710	322	120%
Foreign exchange variations	27.827	5.986	365%
Income from leasings' present value adjustment	19.235	17.229	12%
Income from receivables from farm sales' present value adjustment	15.557	42.559	-63%
Realized results with derivatives	20.098	23.254	-14%
Unrealized results with derivatives	106.641	82.732	29%
Financial expenses	(156.232)	(172.436)	-9%
Interest expenses	(673)	(598)	13%
Bank charges	(698)	(237)	195%
Interest on liabilities	(7.639)	(15.690)	-51%
Monetary variations	(116)	(38)	205%
Foreign exchange variations	(25.666)	(3.840)	568%
Expense from leasings' present value adjustment	(4.825)	(1.931)	150%
Expense from receivables from farm sales' present value adjustment	(11.294)	(23.336)	-52%
Realized results with derivatives	(12.729)	(46.240)	-72%
Unrealized results with derivatives	(92.592)	(80.526)	15%
Profit (loss) before income and social contribution taxes	**62.248**	**136.745**	**-54%**
Income and social contribution taxes	(20.246)	(28.874)	-30%
Profit (loss) for the period	**42.002**	**107.871**	**-61%**
Outstanding shares at the end of the period	102.377.008	102.377.008	
Basic earnings (loss) per share - R$	**0,41**	**1,05**	**-61%**

BALANCE SHEET – ASSETS

Assets (R$ thousand)	09/30/2022	06/30/2022	Change
Current assets			
Cash and Cash equivalents	435.841	435.493	0%
Marketable securities	55.668	94.870	-41%
Derivative financial instruments	72.953	61.013	20%
Trade accounts receivable	337.105	442.313	-24%
Inventories	341.925	289.899	18%
Biologial assets	208.282	264.976	-21%
Transactions with related parties	0	0	n.a.
	1.451.774	**1.588.564**	**-8,61%**
Non-current assets			
Biological assets	45.454	57.906	-22%
Marketable securities	12.416	19.580	-37%
Derivative financial instruments	3.546	2.744	29%
Diferred taxes	4.734	4.360	9%
Accounts receivable and other credits	362.714	411.351	-12%
Investment properties	1.301.857	1.004.380	30%
Transactions with related parties	1.861	1.839	1%
Investments	7.642	7.642	0%
Property, plant and equipment	128.430	128.131	0%
Intangible assets	744	812	-8%
Using rights	160.646	117.954	36%
	2.030.044	**1.756.699**	**15,6%**
Total assets	**3.481.818**	**3.345.263**	**4,1%**

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	09/30/2022	06/30/2022	Change
Current liabilities			
Trade accounts payable and other obligations	253.024	253.440	0%
Loans, financing and debentures	84.862	123.411	-31%
Labor obligations	21.486	25.652	-16%
Derivative financial instruments	29.402	34.064	-14%
Acquisitind payable	164.945	28.846	472%
Transactions with related parties	0	0	n.a.
Lease liabilities	25.454	18.581	37%
	579.173	**483.994**	**19,7%**
Non-current liabilities			
Trade accounts payable and other obligations	24.212	23.833	2%
Loans, financing and debentures	312.802	329.630	-5%
Diferred taxes	27.405	34.925	-22%
Lease liabilities	247.241	230.570	7%
Derivative financial instruments	8.445	5.272	60%
Provision for legal claims	860	1.117	-23%
	7.573	7.472	1%
Other liabilities	0	12.402	-100%
	628.538	**645.221**	**-2,6%**
Total liabilities	**1.207.711**	**1.129.215**	**7,0%**
Equity			
Share Capital	1.587.985	1.587.985	0%
Expenses with issuance of shares	(11.343)	(11.343)	0%
Capital reserves	(16.063)	(21.348)	-25%
Treasury shares	(50.807)	(49.761)	2%
Profits reserves	416.352	416.352	0%
Proposed additional dividends	196.476	196.476	0%
Comprehensive Income	109.505	97.687	12%
Accumulated profit	42.002	-	n.a.
Total equity	**2.274.107**	**2.216.048**	**2,6%**
Total liabilities and equity	**3.481.818**	**3.345.263**	**4,1%**

CASH FLOW

(R$ thousand)	1Q23	1Q22	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	42.002	107.871	-61%
Adjustments to reconcile net income			
Depreciation and amortization	25.339	47.433	-47%
Farm Sales Gain	(902)	-	n.a.
Residual value of fixed and intangible assets	2.771	467	493%
Written-off in investment properties	-	6.930	-100%
Equity Pickup	-	38	-100%
Gain unrealized results with derivatives (Net)	(14.049)	(2.206)	537%
Exchange rate, monetary and financial charges (Net)	(24.554)	(15.330)	60%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(8.116)	(18.904)	-57%
Share based Incentive Plan ("ILPA")	3.288	721	356%
Income and social contribution taxes	(7.894)	26.643	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(18.299)	(145.840)	-87%
Provision (Reversal) of impairment of agricultural products after harvest	2.578	8.765	-71%
Allowance for doubtful accounts	-	(39)	-100%
Provisions for lawsuits	(193)	19	n.a.
	1.971	**16.568**	**-88%**
Changes in the Short Term Operating Capital			
Trade accounts receivable	51.291	(53.332)	n.a.
Inventories	(65.437)	23.152	n.a.
Biological Assets	88.361	138.886	-36%
Recoverable Taxes	(3.793)	12.441	n.a.
Derivative Transactions	(182)	(307)	-41%
Other assets	26.786	(20.921)	n.a.
Suppliers	1.689	44.109	-96%
Related parties	(109)	202	n.a.
Taxes payable	6.075	(1.557)	n.a.
Labor obligations	(4.239)	(9.850)	-57%
Advance from customers	(14.962)	47.266	n.a.
Lease liabilities	(1.251)	(14.652)	-91%
Other obligations	18.288	(670)	n.a.
Payments of lawsuits	(64)	(69)	-7%
Farm sales receivables	85.274	30.749	177%
Additions to investment properties	(18.391)	(26.668)	-31%
Farm Acquisitions	(142.211)	-	n.a.
Net Cash generated by (used in) operating activities	**29.096**	**185.347**	**-84%**
Income and social contribution taxes	**(10.744)**	**(2.020)**	**432%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(16.681)	(5.732)	191%
Redemption of (investment in) marketable securities	62.124	9.225	573%
Reduction (increase) of Investment and Participation	-	-	n.a.
Cash from business combination	-	-	n.a.
Equity and investments acquisition	-	-	n.a.
Other cash flow investments	-	-	n.a.
Net Cash generated by (used in) investment activities	**45.443**	**3.493**	**n.a.**
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing raised	-	18.122	-100%
Interest from Loans and Financing	(7.990)	(6.130)	30%
Payment of loans and financing	(55.281)	(67.428)	-18%
Generated (provided) net cash by financing activities	**(63.271)**	**(55.436)**	**14%**
Increase (decrease) in cash and cash equivalents	**524**	**131.384**	**-100%**
FX Variation in cash and cash equivalents	**(176)**	**2.285**	**n.a.**
Cash and cash equivalents initial balance	435.493	1.059.107	-59%
Cash and cash equivalents final balance	435.841	1.192.776	-63%
	348	**133.669**	**-100%**